UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333-92060

CUSIP NUMBER
537590 10 1

(CHECK ONE)          ☒    Form 10-K          ☐    Form 20-F          ☐    Form 11-K          ☐    Form 10-Q          ☐    Form N-SAR

For Period Ended:         December 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 10-K

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Littlefield Corporation

Full Name of Registrant

NA

Former Name if Applicable

2501 North Lamar Boulevard

Address of Principal Executive office (Street and Number)

Austin, Texas 78705

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

In late January 2004, Littlefield Corporation's Chief Financial and Administrative Officer resigned her position. She was responsible for the completion of the 10-KSB. A new CFO was hired in late February 2004. The change in CFO resulted in a delay in the completion of the 10-KSB. No material difference is expected in results from that which were previously announced on Form 8-K filed on January 23, 2004.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification Troy Zinn (512) 476-5141 (Name) (Area Code) (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).         ☒  YES     ☐  NO

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             ☐  YES     ☒  NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Littlefield Corporation, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2004	By: Title:	/s/ Jeffrey L. Minch Chief Execute Officer